UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

91851C201
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

HANNAH BIBLE
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 651,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 651,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 651,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 651,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)           Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)           Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest I”);

(iii)         Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I;

(iv)         Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and a certain managed account (“Separately Managed Account I”); and

(v)          Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)           The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)           The principal business of Lone Star Value Investors and Lone Star Value Co-Invest I is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and Separately Managed Account I. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Eberwein is a citizen of the United States of America.

CUSIP NO. 91851C201

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors, Lone Star Value Co-Invest I and held in Separately Managed Account I were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,000 Shares beneficially owned by Lone Star Value Investors is approximately $1,757, including brokerage commissions. The aggregate purchase price of the 250,000 Shares beneficially owned by Lone Star Value Co-Invest I is approximately $235,675, including brokerage commissions. The aggregate purchase price of the 400,000 Shares held in Separately Managed Account I is approximately $417,803, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,386,243 Shares outstanding as of July 29, 2016, which is the total number of Shares reported outstanding in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2016.

A.	Lone Star Value Investors

(a)	As of the close of business on October 27, 2016, Lone Star Value Investors beneficially owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 91851C201

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest I

(a)	As of the close of business on October 27, 2016, Lone Star Value Co-Invest I beneficially owned 250,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed the beneficial owner of the (i) 1,000 Shares owned by Lone Star Value Investors and (ii) 250,000 Shares owned by Lone Star Value Co-Invest I.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 251,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 251,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)
As of the close of business on October 27, 2016, 400,000 Shares were held in Separately Managed Account I. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and Separately Managed Account I, may be deemed the beneficial owner of the (i) 1,000 Shares owned by Lone Star Value Investors, (ii) 250,000 Shares owned by Lone Star Value Co-Invest I and (iii) 400,000 Shares held in Separately Managed Account I.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 651,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 651,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Lone Star Value Management through Separately Managed Account I and on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,000 Shares owned by Lone Star Value Investors, (ii) 250,000 Shares owned by Lone Star Value Co-Invest I and (iii) 400,000 Shares held in Separately Managed Account I.

Percentage: Approximately 1.1%

CUSIP NO. 91851C201

(b)	1. Sole power to vote or direct vote: 651,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 651,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I and through Separately Managed Account I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of October 26, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On a voluntary basis, the Reporting Persons hereby disclose that Lone Star Value Investors has purchased from a counter-party a cash-settled barrier option consisting of a basket of securities of different issuers (the “Barrier Option”). The Barrier Option cannot be exercised to obtain the various underlying issuer securities and Lone Star Value Investors does not have the power to vote or direct the vote of the underlying securities contained in the Barrier Option. Lone Star Value Investors has sold an aggregate of 3,349,000 Shares to the Barrier Option (the “Subject Shares”). Taking into account the Subject Shares, the Reporting Persons have economic exposure to an aggregate of 4,000,000 Shares (representing approximately 6.9% of the outstanding Shares on the same basis). The Reporting Persons disclaim beneficial ownership of the Subject Shares.

CUSIP NO. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2016

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP NO. 91851C201

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

(1,000,000)*	0.8720	10/19/2016
(2,349,000)*	0.7882	10/26/2016

LONE STAR VALUE CO-INVEST I, LP

50,000	0.9242	09/22/2016
50,000	0.9438	10/03/2016
50,000	0.9561	10/04/2016
50,000	0.9534	10/06/2016
50,000	0.8885	10/19/2016

LONE STAR VALUE MANAGEMENT, LLC
(Through Separately Managed Account I)

(50,000)	0.9518	09/14/2016
50,000	0.9242	09/22/2016

* Sold to the Barrier Option.